Exhibit 99.1

Akanda Corp. Closes Initial Public Offering

London, March 17, 2022 – Akanda Corp. ("Akanda" or the “Company”), an international medical cannabis company, today announced the completion of its initial public offering of 4,000,000 common shares at a price of $4.00 per share to the public for a total of $16,000,000 of gross proceeds to the Company (the “Offering”), prior to deducting underwriting discounts, commissions, and other Offering expenses.

All of the common shares were offered by Akanda. The Company intends to use the proceeds primarily for property, plant and equipment, operations, working capital and general corporate purposes.

The Company has listed its common shares on The Nasdaq Capital Market, effective March 15, 2022, under the symbol "AKAN."

Boustead Securities, LLC served as the lead underwriter for the Offering.

A registration statement on Form F-1, as amended (File No. 333-262436) relating to the common shares was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on March 14, 2022. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. The Company is building a seed-to-patient supply chain, connecting patients in the UK and Europe with diverse products including cannabis products cultivated at its competitively advantaged grow operation in the Kingdom of Lesotho and with other trusted third-party brands. Akanda’s initial portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa, and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Underwriter Contact

Dan McClory, Head of Equity Capital Markets

Boustead Securities, LLC

dan@boustead1828.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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